FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   August 9, 2007

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Six Months Ended June 30, 2007
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of August 8, 2007.
SECOND QUARTER HIGHLIGHTS
•	Gold production increased to 539,500 ounces compared with 378,500 ounces in 2006.

•	Gold sales increased to 546,400 ounces, compared with 398,700 ounces in 2006.

•	Total cash costs (1) of $133 per gold ounce, net of by-product copper and silver credits, compared with minus $123 per ounce in 2006.

•	Adjusted net earnings (2) amounted to $95.3 million ($0.14 per share) for the quarter compared with adjusted net earnings of $136.9 million ($0.36 per share) in the prior year. Net earnings of $2.9 million ($0.00 per share), compared to $190.4 million ($0.50 per share) in 2006.

•	Operating cash flows of $142.7 million, compared to $240.1 million in 2006. Operating cash flows before working capital changes of $172.0 million compared to $238.9 million in 2006.

•	During April 2007, Goldcorp completed the sale of the Amapari and Peak mines to Peak Gold in exchange for $200 million in cash and $100 million in shares of Peak Gold. Goldcorp owned approximately 22% of Peak Gold on the close of the transaction.

•	On July 24, 2007, the Company completed its agreement with Silver Wheaton to sell 25% of the silver production from its Peñasquito project, for $485 million in cash and a per ounce cash payment of $3.90 per ounce, subject to an inflationary adjustment.

•	Dividends paid of $31.7 million for the quarter (2006 – $17.4 million).

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
(2)	Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 24 for a reconciliation of adjusted net earnings to reported net earnings.
GOLDCORP     |     1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the La Coipa gold/silver mine (50% interest) in Chile, the Marigold gold mine (67% interest) and Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp. (“Silver Wheaton”), 77% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company and a 22% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and Toronto Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producer with operations throughout the Americas.
CORPORATE DEVELOPMENTS
Sale of Peak Mine and Amapari Mine
During April 2007, Goldcorp closed the sale of the Amapari mine in Brazil and Peak mines to Peak Gold (formerly GPJ Ventures Ltd.) in exchange for $200 million in cash and $100 million in shares of Peak Gold, which resulted in a gain of approximately $6.5 million after tax, recorded in the second quarter of 2007. Goldcorp owned approximately 22% of Peak Gold on June 30, 2007.
Sale of Peñasquito Silver Stream
On July 24, 2007, Goldcorp completed its agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of mine. Total upfront consideration paid was $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment).
As at June 30, 2007, Peñasquito had 13 million ounces of proven and probable gold reserves, 4.8 million ounces of measured and indicated gold resources, 8.9 million ounces of inferred gold resources. In addition, it contains 864 million ounces of proven and probable silver reserves, measured and indicated silver resources of 436 million ounces and inferred silver resources of 508 million ounces.
As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009. In addition, Silver Wheaton also entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “term loan”) and $300 million under a revolving term loan (the “revolving loan”) in order to finance the acquisition of the Peñasquito silver contract.
The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. In order to fund the transaction, the term loan was drawn in full and the revolving loan was drawn in the amount of $246 million.
As Goldcorp consolidates Silver Wheaton in it financial results, the impact of this transaction will result in an increase to cash and long term debt.
2     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Acquisition of Glamis Gold Ltd.
On November, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed its transaction to combine the two companies.
Upon completion, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to each of the Glamis assets, including an independent valuation, prior to finalizing the allocation of the purchase price by year end 2007. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issues Committee Abstract 152). Although the final results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.
GOLDCORP     |     3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED FINANCIAL RESULTS

	Three Months Ended
	June 30		March 31		December 31		September 30
	2007	2006	2007	2006	2006	2005	2006	2005

		(note 1)			(note 1)		(note 1)
Revenues	$567.0	$491.5	$505.6	$286.3	$513.3	$268.3	$418.9	$203.7

Gold produced (ounces)	539,500	378,500	558,000	295,100	587,900	296,200	431,800	283,700

Gold sold (ounces)	546,400	398,700	531,300	288,400	559,400	307,300	421,400	276,700
Average realized gold price (per ounce)	$665	$620	$650	$560	$620	$492	$620	$444
Average London spot gold price (per ounce)	$667	$627	$650	$554	$604	$484	$622	$440

Earnings (loss) from operations	$152.4	$219.5	$140.5	$140.6	$(48.6)	$112.8	$143.9	$83.9

Net earnings	$2.9	$190.4	$124.9	$92.4	$66.0	$101.7	$59.5	$56.5

Earnings per share
Basic	$0.00	$0.50	$0.18	$0.27	$0.11	$0.30	$0.14	$0.17
Diluted	$0.00	$0.49	$0.18	$0.24	$0.11	$0.27	$0.14	$0.15

Cash flow from operating activities	$142.7	$240.1	$122.6	$74.4	$255.5	$136.9	$221.3	$84.8

Total cash costs (per gold ounce) (note 2)	$133	$(123)	$181	$(88)	$160	$(73)	$84	$9

Dividends paid	$31.7	$17.4	$31.6	$15.3	$27.5	$15.3	$18.8	$15.2

Cash and cash equivalents	$282.5	$264.6	$403.5	$169.6	$555.2	$562.2	$342.3	$420.9

Total assets	$17,738.2	$6,969.5	$17,894.4	$5,054.9	$17,965.9	$4,066.0	$7,084.5	$3,839.2

(1)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
Review of Financial Results – Three months ended June 30
The increase in revenue, gold production and sales, and total assets, as compared to the second quarter of 2006, are primarily the result of the acquisitions of the Glamis and Placer assets in 2006. The prior year comparable quarter includes financial results for the Placer assets for the date of acquisition, May 12, 2006, the Glamis assets were not included as they were acquired in November 2006, and a full quarter for the Peak and Amapari gold mines. The net earnings for the current quarter are impacted significantly by the following factors:
•	Increase in depreciation and depletion expense due to impact of the fair valuation of depreciable assets upon acquisition of the Placer and Glamis mines to $114.4 million compared to $73.2 million in the second quarter of 2006;

•	A $104.4 million non-cash foreign exchange loss on revaluation of significant future income liabilities on mineral interests arising from acquisitions. Second quarter 2006 did not include the impact arising from the acquisition of the Glamis mines;

•	Increase in stock option expense to $18.5 million due to the immediate vesting of 1/3 of the options issued in May 2007;
These have been partially offset by the gain on sale of Peak and Amapari mines of $40.2 million, before tax ($6.5 million, net of tax).
Adjusted net earnings amount to $95.3 million (1) for the three months ended June 30, 2007. Total cash costs per ounce of $133 in the second quarter of 2007, as compared to minus $123 in the second quarter of 2006, increased significantly primarily due to a decline in copper sales volume and realized prices and the addition of the Placer mines.

(1)	Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 24 for a reconciliation of adjusted net earnings to reported net earnings.
4     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Review of Financial Results – Six months ended June 30
The increase in revenue, gold production and sales, and total assets, as compared to the six months ended June 30, 2006, are primarily the result of the acquisitions of the Glamis and Placer assets in 2006. The prior year comparable six months includes financial results for the Placer assets for the date of acquisition, May 12, 2006, the Glamis assets were not included as they were acquired in November 2006, and full six month results for the Peak and Amapari gold mines. The net earnings for the current period are impacted significantly by the following factors:
•	Increase in depreciation and depletion expense due to impact of the fair valuation of depreciable assets upon acquisition of the Placer and Glamis mines to $221.2 million compared to $118.9 million in the second quarter of 2006;

•	Non-cash foreign exchange loss on revaluation of future income liabilities of $51.1 million;

•	Increase in non-hedge derivative losses to $35.2 million (2006 – $11.8 million) as the Company did not enter into copper forward coppers until the second quarter of 2006;

•	Increased interest expense and finance fees to $26.5 million (2006 – $13.0) as the credit facilities were not drawn upon until the close of the Placer transaction on May 12, 2006;

•	Increase in stock option expense to $24.9 million;
This has been partially offset by the gain on sale of Peak and Amapari mines of $40.2 million, before tax ($6.5 million, net of tax).
Adjusted net earnings amount to $178.1 million(2) for the six months ended June 30, 2007. Total cash costs per ounce of $157 in the second quarter of 2007, as compared to minus $108 in the second quarter of 2006, increased significantly primarily due to a decline in copper sales volume and realized prices and the addition of the Placer mines.

(2)	Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 24 for a reconciliation of adjusted net earnings to reported net earnings.
GOLDCORP     |     5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
Three months ended June 30

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	(per ounce)

Red Lake (1)	2007	$124.0	173,500	185,700	$666	$52.0	$246
	2006	93.8	143,700	150,100	623	53.5	180
Musselwhite (2)	2007	25.8	38,500	38,900	662	2.2	478
	2006	15.1	21,700	24,400	617	1.9	361
Porcupine (2)	2007	30.5	41,400	45,900	664	3.2	447
	2006	15.3	23,500	25,300	610	3.4	344
Luismin (4)	2007	27.7	35,600	34,500	667	(2.9)	377
	2006	44.1	53,600	54,900	629	13.3	109
El Sauzal (3)	2007	50.8	79,900	75,600	664	13.5	127
	2006	—	—	—	—	—	—
Los Filos (6)	2007	—	2,500	—	—	—	—
	2006	—	—	—	—	—	—
Alumbrera (4)	2007	154.8	50,800	51,000	661	69.6	(1,071)
	2006	230.0	68,500	74,000	608	143.5	(1,661)
Marlin (3,4)	2007	43.8	53,700	52,700	664	17.6	140
	2006	—	—	—	—	—	—
La Coipa (2,4)	2007	38.2	13,500	9,500	659	16.5	(1,746)
	2006	10.4	7,600	9,200	612	(1.5)	197
Marigold (3)	2007	12.9	18,600	19,300	667	(4.9)	754
	2006	—	—	—	—	—	—
Wharf	2007	8.8	12,600	12,800	658	2.1	364
	2006	9.7	15,500	14,800	618	1.8	343
San Martin (3)	2007	9.5	14,100	14,400	662	2.2	459
	2006	—	—	—	—	—	—
Silver Wheaton	2007	41.5	—	—	—	20.0	—
	2006	47.4	—	—	—	24.3	—
Peak (4,5)	2007	4.2	4,800	6,100	682	0.6	537
	2006	22.9	25,500	26,300	631	7.1	193
Amapari (5)	2007	—	—	—	—	—	—
	2006	12.3	18,900	19,700	630	(6.7)	572
Terrane	2007	—	—	—	—	(1.4)	—
	2006	—	—	—	—	—	—
Other (7)	2007	(5.5)	—	—	—	(37.9)	—
	2006	(9.5)	—	—	—	(21.1)	—
Total	2007	$567.0	539,500	546,400	$665	$152.4	$133
	2006	491.5	378,500	398,700	620	219.5	(123)

(1)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. The inclusion of higher costs from the Campbell complex in 2007 is the primary reason for increased cash costs per ounce period over period from prior year. The combined mines are presented as one mine going forward.

(2)	Placer mine operating results are included from May 12, 2006, the date of acquisition.

(3)	Glamis operating results are included from November 4, 2006, the date of acquisition.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).

(5)	Peak mine operating results are included until April 27, 2007, the date of disposition. Amapari mine results are included until March 31, 2007, the date of disposition.

(6)	The Los Filos project has not yet achieved commercial production per Canadian GAAP. Pre-commercial production ounces are shown, and related sales revenue will be credited against capitalized project costs.

(7)	Includes costs of sales from silver sales in Luismin and Corporate activities.
6     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Six months ended June 30

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	(per ounce)

Red Lake (1)	2007	$229.9	352,900	347,800	$659	$100.5	$238
	2006	161.2	265,000	270,800	594	97.8	157
Musselwhite (2)	2007	49.0	74,700	74,600	656	4.4	469
	2006	15.1	21,700	24,400	617	1.9	361
Porcupine (2)	2007	50.3	78,200	76,300	658	4.5	436
	2006	15.3	23,500	25,300	610	3.4	344
Luismin (4)	2007	65.5	81,500	81,000	656	6.5	242
	2006	78.3	101,400	101,400	595	22.3	113
El Sauzal (3)	2007	94.9	146,500	142,100	660	25.2	122
	2006	—	—	—	—	—	—
Los Filos (6)	2007	—	2,500	—	—	—	—
	2006	—	—	—	—	—	—
Alumbrera (4)	2007	259.1	94,000	91,000	657	91.7	(732)
	2006	354.9	130,800	125,500	595	221.9	(1,517)
Marlin (3,4)	2007	85.4	100,500	103,800	659	34.0	142
	2006	—	—	—	—	—	—
La Coipa (2,4)	2007	69.6	18,600	13,800	658	31.6	(2,526)
	2006	10.4	7,600	9,200	612	(1.5)	197
Marigold (3)	2007	22.4	32,900	34,000	659	(5.9)	665
	2006	—	—	—	—	—	—
Wharf	2007	19.5	26,600	28,500	660	6.1	345
	2006	17.0	25,400	26,600	592	3.8	331
San Martin (3)	2007	17.1	25,500	25,800	659	3.8	456
	2006	—	—	—	—	—	—
Silver Wheaton	2007	85.6	—	—	—	41.7	—
	2006	73.1	—	—	—	35.7	—
Peak (4,5)	2007	18.9	36,000	30,900	626	7.7	355
	2006	45.5	58,900	61,600	589	14.2	192
Amapari (5)	2007	18.3	27,100	28,100	653	2.8	455
	2006	24.9	39,300	42,300	590	(9.7)	514
Terrane	2007	—	—	—	—	(2.9)
	2006	—	—	—	—	—	—
Other	2007	(12.9)	—	—	—	(58.8)
	2006	(18.0)	—	—	—	(29.7)	—
Total	2007	$1,072.6	1,097,500	1,077,700	$657	$292.9	$157
	2006	777.7	673,600	687,100	595	360.1	(108)

(1)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. Therefore, the comparative quarter from 2006 represents the Red Lake Complex prior to the acquisition date. The inclusion of higher costs from the Campbell complex in 2007 is the primary reason for increased cash costs per ounce period over period from prior year. The combined mines are presented as one mine going forward.

(2)	Placer mine operating results are included from May 12, 2006, the date of acquisition.

(3)	Glamis operating results are included from November 4, 2006, the date of acquisition.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).

(5)	Peak mine operating results are included until April 27, 2007, the date of disposition. Amapari mine results are included until March 31, 2007, the date of disposition.

(6)	The Los Filos project has not yet achieved commercial production per Canadian GAAP. Pre-commercial production ounces are shown, and related sales revenue will be credited against capitalized project costs.

(7)	Includes costs of sales from silver sales in Luismin and Corporate activities.
GOLDCORP     |     7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore milled	163,900	180,900	208,300	184,000	191,900

Average mill head grade (grams/tonne)	32	32	27	28	29

Average recovery rate	97%	97%	96%	96%	97%

Gold (ounces)
– Produced	173,500	179,400	171,500	156,400	167,600
– Sold	185,700	162,100	154,400	165,500	172,400

Average realized gold price (per ounce)	$666	$652	$618	$621	$625

Total cash costs (per ounce)	$246	$228	$239	$214	$183

Financial Data

Revenues	$124.0	$105.9	$96.0	$103.6	$107.8

Earnings from operations	$52.0	$48.5	$39.0	$49.3	$52.1

(1)	Campbell complex operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition. June 30, 2006 combined data is shown for comparative purposes only and may not include all pro forma financial adjustments required.
The Red Lake gold mines produced 173,500 ounces of gold, compared with 167,600 ounces for the corresponding period last year. The increased ounce production relates to marginally higher ore grades and lower tonnes milled consistent with the mine plan. The average mill feed grade was 32 grams per tonne compared to 29 grams per tonne in 2006, with recoveries steady at 97%. Cash costs are higher in relation to 2006 but consistent with expectations. The increase in these costs reflect current mining market conditions and are due to the escalating costs of basic consumables, equipment, spare parts, and a competitive labour market.
At the # 3 shaft, the installation of the loading pocket and shaft construction was completed to allow for the commissioning of the production hoist which will commence hoisting waste early in the next quarter. The service cage was installed and the service hoist was commissioned to transport men and materials at a reduced speed. Full commissioning of the service hoist is expected in the third quarter. In addition, the new Red Lake gold mines effluent treatment plant was commissioned. The Red Lake complex mill expansion, which takes Red Lake complex throughput from 850 t/d to 1,250 t/d is expected in the third quarter.
Definition drilling was initiated on 43 and 42 Levels outlining the high grade zone (“HGZ”) in preparation for new sub-level mining cuts in the second half of 2007. Boundary exploration targets at surface, 22-25 Levels and below 30 Level continue to return encouraging results. Higher grades have been intersected up plunge on the E&F Zones collared from 24 Level and narrow high grade intercepts correlating with the HGZ West target have been cut by drilling collared at 36 Level.
In the second quarter, plans commenced to drive a hanging wall exploration platform from Campbell 4199 Ramp southeast to target the HGZ down plunge extent between 47-55 Levels and other mine trend targets between the two deep mining complexes. Development is scheduled for start-up in the next quarter. The surface exploration effort to delineate a potential bulk mining open pit scenario has been increased through the addition of a second surface rig and a third underground at shallow elevations.
8     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada (Goldcorp’s interest – 68%) (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore milled	231,700	226,800	222,000	203,200	218,900

Average mill head grade (grams/tonne)	5.47	5.19	5.44	6.38	5.65

Average recovery rate (%)	95%	96%	99%	95%	94%

Gold (ounces)
– Produced	38,500	36,200	38,400	39,600	37,600
– Sold	38,900	35,700	38,800	38,200	37,800

Average realized gold price (per ounce)	$662	$648	$600	$636	$618

Total cash costs (per ounce)	$478	$458	$470	$436	$375

Financial Data

Revenues	$25.8	$23.2	$23.1	$24.4	$23.4

Earnings from operations	$2.2	$2.2	$0.3	$1.5	$4.5

(1)	Results from Musselwhite mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. June 30, 2006 combined data is shown for comparative purposes only and may not include all pro forma financial adjustments required.
Gold production at Musselwhite for the second quarter of 2007 was 38,500 ounces, a 2% increase over the corresponding period in 2006. In the current quarter, mill throughput increased 6%, head grade was 3% lower and recoveries were up 1%. The higher mill throughput was attributable to increased underground production as a result of improvements in equipment availability and increased productivity from process improvements.
Cash costs per ounce of $478 were 27% higher in the quarter compared to 2006 primarily due to higher operating costs incurred in the underground mine operations as a result of infrastructure maintenance and higher mining equipment repair and operating costs. The mine is in the process of replacing aging mining equipment which is expected to reduce maintenance costs and improve productivity.
A second underground drill rig was mobilized during the quarter and is currently advancing exploration and definition drilling on the PQ Deeps deposit. Surface drilling concluded on the shallow and proximal Jets Zone and this deposit is now being analyzed.
GOLDCORP     |     9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada (Goldcorp’s interest – 51%) (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore milled	489,200	491,100	549,400	538,400	554,700

Average mill head grade (grams/tonne)	2.73	2.49	2.73	2.71	2.57

Average recovery rate (%)	96%	94%	95%	94%	90%

Gold (ounces)
– Produced	41,400	36,800	45,700	44,300	41,300
– Sold	45,900	30,400	48,100	44,700	42,000

Average realized gold price (per ounce)	$664	$649	$617	$622	$616

Total cash costs (per ounce)	$447	$419	$364	$337	$361

Financial Data

Revenues	$30.5	$19.8	$29.7	$27.9	$26.0

Earnings from operations	$3.2	$1.3	$6.6	$6.9	$4.4

(1)	Results from Porcupine mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. June 30, 2006 full quarter results shown for comparative purposes only and may not include all pro forma financial adjustments required.
Gold production in the current quarter of 41,400 ounces is consistent with the corresponding second quarter in 2006 of 41,300 ounces. The mill experienced a 12% decrease in throughput in the current quarter offset by increased mill feed grade 6% and recovery 6% compared to the second quarter of 2006. The lower mill throughput resulted from processing of stockpile material which included the requirement to remove steel and other historical debris from the crushing circuit. The underground operations at Hoyle Pond and Dome both produced at grades and mill recoveries above expectations.
Second quarter 2007 cash costs per ounce increased 24% over the second quarter of 2006 due to consumable price increases, maintenance due to unplanned breakdowns and higher stripping costs at Pamour.
Exploration work continued on Hollinger, Hoyle Pond and Broulan Porcupine. New resources at the Broulan Porcupine project are being followed up to determine extents of the mineralization which has good open pit potential. Deeper exploration at Hoyle Pond has identified wider zones of mineralization towards the south of the deposit. Exploration drilling continues on the Hollinger project with five surface diamond drills testing the limits of mineralization and confirming historic information. The pre-feasibility study on Hollinger continues and is on target for completion in early 2008.
10     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Luismin mines, Mexico

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore milled	197,100	232,400	285,800	276,700	267,400

Average mill head grade (grams/tonne)
– Gold	6.09	6.46	6.08	6.50	6.61
– Silver	286	326	296	316	358

Average recovery rate (%)
– Gold	92%	95%	94%	94%	94%
– Silver	90%	92%	89%	89%	89%

Produced (ounces)
– Gold	35,600	45,900	52,600	54,400	53,600
– Silver	1,341,300	1,898,300	2,118,200	2,233,200	2,388,400

Sold (ounces)
– Gold	34,500	46,500	52,200	53,400	54,900
– Silver	1,394,000	1,937,000	2,146,200	2,213,500	2,442,500

Average realized price (per ounce)
– Gold	$667	$650	$615	$618	$629
– Silver (1)	$3.90	$3.90	$3.90	$3.90	$3.90

Total cash costs per gold ounce (1)	$377	$141	$167	$132	$109

Financial Data

Revenues	$27.7	$37.8	$39.8	$41.5	$44.1

Earnings (loss) from operations	$(2.9)	$9.4	$5.0	$10.5	$13.3

(1)	Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce.
Gold production in the current quarter of 35,600 ounces and 1.3 million ounces of silver were lower than the second quarter of 2006, due to a decline in the grade at San Dimas and lower ore extraction from the Santa Lucia vein area. The decreased ore extraction impacted the mill throughput at San Dimas. There were delays in the development of the new high grade stopes in the Central Block of the San Dimas mine because of a shortage of skilled development personnel. Total cash costs were negatively impacted by the lower silver sales credits and a payment related to the finalization of a labour agreement. Production in the current quarter of 35,600 ounces and 1.3 million ounces for gold and silver respectively were also lower than the first quarter of 2007 as a result of the declines in the grades, recoveries and lower mill throughput.
The construction of the new filtering plant for the tailings is completed and started operating at full capacity in July 2007. The testing period of the new mill was completed and is now operating at full capacity. The construction of the smelting area is ongoing and is expected to be finished by the third quarter. Construction of the Las Truchas power generation plant, which aims to reduce costs continues on schedule and is 63% complete.
Exploration continues in the Castellana area aimed towards the indicated high grade reserves in Roberta, Robertita and Nancy veins, along with the area under the San Luis Tunnel. Priority is being given to this area in order to advance development. Elsewhere in the San Dimas district, at La Verdosa, San Francisco, Graben and El Limoncito work continues to explore for additional reserves.
Nukay had a strong quarter with over 7,000 gold ounces being produced during the current quarter. Exploration continued at the Peripherals Project with positive results. Construction of an additional tailings dam started during the second quarter, which will be operational in the third quarter of 2007.
GOLDCORP     |     11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore mined	779,600	594,800	637,500	610,800	706,800

Tonnes of waste removed	1,169,400	985,100	1,163,300	1,270,300	1,250,500

Ratio of waste to ore	1.5	1.7	1.8	2.1	1.8

Tonnes of ore milled	575,600	480,200	515,000	510,200	556,400

Average mill head grade (grams/tonne)	4.70	4.64	5.46	5.01	4.49

Average recovery rate	94%	94%	94%	94%	94%

Gold (ounces)
– Produced	79,900	66,600	84,800	77,100	75,400
– Sold	75,600	66,500	82,000	77,000	75,800

Average realized gold price (per ounce)	$664	$655	$625	$612	$624

Total cash costs (per ounce)	$127	$117	$94	$108	$100

Financial Data

Revenues	$50.8	$44.1	$52.2	$47.1	$47.9

Earnings from operations	$13.5	$11.7	$36.9	$30.7	$31.8

(1)	Results from El Sauzal mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
The El Sauzal mine produced 79,900 ounces of gold, compared with 75,400 ounces for the corresponding period last year, due mainly to higher grades in the mine. Recoveries and tonnes milled were comparable with the same period last year. Cash costs were slightly higher due to higher mine equipment and plant maintenance costs.
The potential for some level of incremental production from heap leaching the lower grade ore fraction remains under investigation.
Work aimed towards international cyanide certification is on schedule and is expected to be complete by the fourth quarter of 2007.
12     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore milled	442,100	361,500	383,100	271,900	220,800

Average mill head grade (grams/tonne)
– Gold	4.27	4.87	5.13	4.02	4.19
– Silver	80	89	85	63	66

Average recovery rate (%)
– Gold	89%	83%	87%	89%	85%
– Silver	60%	58%	60%	69%	58%

Produced (ounces)
– Gold	53,700	46,800	55,100	33,700	28,900
– Silver	680,800	591,900	622,100	382,000	273,300

Sold (ounces)
– Gold	52,700	51,100	50,000	32,000	34,800
– Silver	667,000	616,400	558,000	335,000	310,000

Average realized gold price (per ounce)	$664	$653	$621	$597	$625

Total cash costs (per ounce) (2)	$140	$144	$137	$268	$258

Financial Data

Revenues	$43.8	$41.6	$38.2	$23.1	$25.5

Earnings from operations	$17.6	$16.4	$17.5	$5.3	$6.1

(1)	Results from Marlin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the quarter ended June 30, 2007, would be $ 246 per ounce of gold and $4.77 per ounce of silver .
During the second quarter of 2007, the Marlin Mine produced 53,700 ounces of gold and 680,800 ounces of silver, compared with 28,900 ounces of gold and 273,300 ounces of silver produced in the same period last year. Mill throughput essentially doubled that of the same period of 2006, averaging 4,850 tonnes per day compared to 2,425 tonnes per day processed in the second quarter of 2006. Blending of the ore and the replacement of the vibrating reclaim ore feeders with apron feeders have resulted in a higher and continuous feed to the mills. Gold recovery for the quarter was 89% , compared to 85% in the same quarter of 2006 and silver recovery was 60% compared to 58%, reflecting a more stable feed rate from the new feeders and the addition of oxygen in the leach tanks. Cash cost per ounce for the second quarter of 2007 was $140 per ounce, versus $258 per ounce in the same quarter of 2006, reflecting higher production and improved productivity of the operations since the prior year.
The decline in grades in the second quarter of 2007 from the first quarter of 2007 has been more than offset by the positive improvements in the milling process resulting in higher mill throughput and higher recoveries.
Increased underground ore production averaged 818 tonnes per day during the quarter compared with 627 tonnes per day in the prior year. The surface mine averaged 3,540 tonnes of ore per day versus 1,112 tonnes per day in the same period last year.
GOLDCORP     |     13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore mined	2,493,700	2,504,300	4,040,100	2,668,600	2,550,200

Tonnes of waste removed	8,181,100	8,488,500	6,982,400	8,029,900	7,363,600

Ratio of waste to ore	3.3	3.4	1.7	3.0	2.9

Tonnes of ore milled	3,584,500	3,648,800	3,449,400	3,400,500	3,472,600

Average mill head grade
– Gold (grams/tonne)	0.61	0.54	0.53	0.76	0.78
– Copper (%)	0.55%	0.49%	0.48%	0.54%	0.61%

Average recovery rate (%)
– Gold	72%	69%	75%	78%	79%
– Copper	83%	82%	83%	89%	89%

Produced
– Gold (ounces)	50,800	43,200	44,200	65,200	68,500
– Copper (thousands of pounds)	36,400	32,600	30,300	36,000	41,800

Sold
– Gold (ounces)	51,000	40,000	54,000	58,200	74,000
– Copper (thousands of pounds)	36,700	30,000	31,200	33,100	46,700

Average realized price
– Gold (per ounce)	$661	$652	$639	$628	$608
– Copper (per pound)	$3.66	$2.93	$2.51	$3.70	$4.44

Total cash costs (per gold ounce) (1)	$(1,071)	$(299)	$(492)	$(1,074)	$(1,661)

Financial Data

Revenues	$154.8	$104.3	$94.3	$143.8	$230.0

Earnings from operations	$69.6	$22.1	$34.2	$78.1	$143.5

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the period ended June 30, 2007 would be $ 309 per ounce of gold and $ 1.76 per pound of copper (June 30, 2006 – $ 207 per ounce of gold and $ 1.49 per pound of copper).
Alumbrera’s gold production declined from 68,500 ounces in second quarter of 2006 to 50,800 ounces in the current quarter, due to grade and recovery reductions in the ore processed. Lower recoveries are due to occasional high gypsum content from specific areas of the pit, and the need to process stockpiled ore with lower recovery. Copper production also declined from 41.8 million pounds to 36.4 million pounds for the same reasons. Recoveries are expected to improve slightly during the remainder of the year.
Total material mined was 5% over expectations, though ore milled is approximately 2% under forecast, mainly due to power rationing by the government. Total cash costs during the second quarter were minus ($1,071) per gold ounce, higher than the minus ($1,661) per gold ounce for 2006. Cash costs were lower in the prior year due to the additional 10 million pounds of copper sales at a realized price of $4.44 versus $3.66 in the current quarter. The costs were in line with estimates, with slightly higher shipping and refining costs than expected. The YMAD royalty in the second quarter of 2007 was $27.3 million (Goldcorp’s share) compared to $16.3 million in the second quarter of 2006.
14     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
La Coipa mine, Chile (Goldcorp’s interest – 50%) (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore milled	402,400	391,300	396,600	638,900	738,000

Average mill head grade (grams/tonne)
– Gold	1.35	0.79	1.02	0.76	0.82
– Silver	237	282	273	74	54

Average recovery rate (%)
– Gold	71%	60%	67%	75%	83%
– Silver	70%	74%	67%	57%	63%

Produced (ounces)
– Gold	13,500	5,100	8,800	11,900	16,600
– Silver	2,436,800	2,502,100	2,326,400	866,700	814,900

Sold (ounces)
– Gold	9,500	4,300	13,900	10,900	18,300
– Silver	2,418,600	2,136,100	2,176,600	654,900	762,500

Average realized price (per ounce)
– Gold	$659	$654	$608	$628	$629
– Silver	$13.26	$13.38	$12.59	$11.80	$12.34

Total cash costs per gold ounce (2)	$(1,746)	$(4,235)	$(794)	$89	$44

Financial Data

Revenues	$38.2	$31.4	$35.6	$14.6	$21.0

Earnings (loss) from operations	$16.5	$15.1	$12.2	$(2.2)	$4.3

(1)	Results from La Coipa mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. June 30, 2006 full quarter results are shown for comparative purposes only and may not include all pro forma financial adjustments required.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If gold production were treated as a co-product, average total cash costs for the period ended June 30, 2007 would be $266 per ounce of gold and $5.36 per ounce of silver (June 30, 2006 – $305 per ounce of gold and $6.03 per ounce of silver).
La Coipa mine produced 13,500 ounces of gold at a cash cost of minus $1,746 per ounce, compared with 16,600 ounces of gold for the same period in 2006 and a cash cost of $44. The silver production was 2.4 million ounces compared with 0.8 million ounces in the corresponding period. The higher silver production was mainly due to higher silver grade and higher recovery from the high silver-content Puren mine which will be mined throughout 2007.
There were lower tonnes of ore milled because some areas of Puren containing high silver grades, were processed at a lower tonnage rate in order to increase residence time in the leaching plant and to maximize recovery. In conjunction with the reduced grind size of the material, this helped boost recovery. Gold grade was higher than prior quarters mainly due to a higher proportion of ore from the Mantos de Oro pit versus the Puren pit.
Work on different metallurgical options for processing the sulphide ores located under the Ladera Farellon pit is continuing, with a pre-feasibility study expected in early 2008.
GOLDCORP     |     15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 67%) (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore mined	1,474,300	969,200	1,850,900	1,364,400	1,490,400

Tonnes of waste removed	5,486,500	6,497,100	3,844,500	5,003,600	4,741,800

Ratio of waste to ore	3.7	6.7	2.1	3.7	3.2

Tonnes of ore processed	1,474,300	969,200	1,850,900	1,364,400	1,490,500

Average head grade (grams/tonne)	0.45	0.49	0.81	0.82	0.62

Average recovery rate (%)	70%	70%	70%	70%	70%

Gold (ounces)
– Produced	18,600	14,300	34,600	20,900	17,100
– Sold	19,300	14,700	34,700	20,400	17,100

Average realized gold price (per ounce)	$667	$647	$621	$620	$616

Total cash costs (per ounce)	$754	$549	$315	$303	$316

Financial Data

Revenues	$12.9	$9.5	$21.6	$12.7	$10.5

Earnings (loss) from operations	$(4.9)	$(1.0)	$6.6	$3.1	$3.0

(1)	Results from Marigold mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
During the second quarter of 2007, the Marigold Mine produced 18,600 ounces of gold, compared with 17,100 ounces of gold produced for the corresponding period last year. Cash costs in the second quarter of 2007 were $754 per ounce versus $316 per ounce for the second quarter of 2006. The increase in cash costs reflect higher direct costs, higher stripping expenses and a write-down of in-process inventory valuation ($2.2 million equivalent to $114 per ounce) due to lower than plan production ounces resulting from lower grades and higher waste tonnage than expected. Higher cash costs are also reflective of a decrease in production and an increase in maintenance costs. Other direct operating cost increases include wages and consumables.
Gold production was impacted by lower ore tonnage and grade processed. The bulk of the ore came from the Antler Pit, while mining in the Basalt Pit focused on waste removal, which is expected to provide improved ore tonnage and grade for the second half of 2007.
Exploration work continues to focus on the expansion of the Basalt Pit ore body laterally and at depth, the evaluation of the Trout Creek fault that hosts the Marigold ore bodies, and the evaluation of on-trend structural targets in gravel-covered pediment at the north end of the property.
16     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore mined	612,200	603,100	714,500	822,700	729,100

Tonnes of ore processed	640,200	597,800	682,800	854,400	715,300

Average grade of gold processed (grams/tonne)	1.36	1.36	1.12	0.91	1.04

Average recovery rate (%)	70%	75%	75%	75%	75%

Gold (ounces)

- Produced	12,600	14,000	18,000	19,600	15,500
- Sold	12,800	15,700	17,000	19,800	14,800

Average realized gold price (per ounce)	$658	$653	$619	$610	$618

Total cash costs (per ounce)	$364	$330	$340	$354	$343

Financial Data

Revenues	$8.8	$10.7	$11.0	$12.7	$9.7

Earnings from operations	$2.1	$4.0	$5.7	$2.9	$1.8

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter, as there is a time delay between placing ore on the leach pad and producing gold.
The Wharf Mine produced 12,600 ounces of gold in the second quarter of 2007 compared with 15,500 ounces of gold in the second quarter of 2006. The lower gold production is the result of lower than expected recoveries in three pads as the ore type changed in the final benches from the Trojan pit and production from the Deep Portland pit is yet to commence leaching. Total cash costs for the quarter were $364 per ounce, compared to $343 per ounce during the second quarter of 2006, the higher costs are a reflection of the write-down of recovery in three pads. Ore tonnes mined in the second quarter of 2007 are lower than the same period in 2006 as the moisture content from the lower levels of the Trojan pit increased (which also limited crusher throughput) and the haul distances increased from the bottom of the Trojan pit.
During the second quarter of 2007, exploration and definition drilling began in the American Eagle area adjacent to the Trojan and Deep Portland Pits with the aim of extending the mine life at Wharf. To date approximately, 11,000 feet of drilling has been completed and drill results show promising results that currently confirm preliminary modeling of the area. Drilling will continue in this area.
Construction of a heap leach pad expansion was completed during July 2007 in order to increase the amount of ore under leach by 2.2 million tonnes. The expansion will also allow for additional recovery time for current ore on pads without the need to unload one of the pads.
GOLDCORP     |     17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
San Martin mine, Honduras (1)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Tonnes of ore mined	974,900	715,800	898,500	794,300	1,070,800

Tonnes of waste removed	859,500	1,307,900	1,083,000	1,172,100	1,180,400

Ratio of waste to ore	0.88	1.83	1.21	1.48	1.10

Tonnes of ore processed	974,900	715,800	898,500	795,800	1,070,800

Average mill head grade (grams/tonne)	0.77	0.66	0.80	0.86	0.74

Average recovery rate	55%	55%	56%	54%	55%

Gold (ounces)
– Produced	14,100	11,400	13,300	14,000	17,300
– Sold	14,400	11,400	14,000	14,500	17,400

Average realized gold price (per ounce)	$662	$657	$627	$611	$627

Total cash costs (per ounce)	$459	$453	$419	$303	$359

Financial Data

Revenues	$9.5	$7.6	$8.9	$8.8	$11.0

Earnings from operations	$2.2	$1.6	$1.0	$2.4	$2.3

(1)	Results from San Martin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
The San Martin mine is now late in its life and will complete mining the Palo Alto pit in late 2007.
The mine produced 14,100 ounces of gold, compared with 17,300 ounces for the corresponding period last year. The decreased production relates to less recoverable ounces placed on the heap due to lower availability of mining equipment and longer haul distances from the lower benches of the pit. Total cash costs were $459 per ounce for the second quarter of 2007, compared to $359 per ounce in the second quarter of 2006, primarily as a result of higher operating costs associated with maintaining the mining fleet and lower production as mining operations continue to wind down in 2007.
Re-contouring and re-leaching of the heap leach pad perimeter slopes continued during the second quarter in preparation for the final closure and reclamation phase scheduled to begin the second half of 2008.
18     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Silver Wheaton Corp. (Goldcorp’s interest – 49%; 100% figures shown)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2007	2007	2006	2006	2006

Ounces of silver sold
– Luismin	1,394,000	1,937,000	2,146,200	2,213,500	2,447,500
– Zinkgruvan	539,000	519,000	415,200	286,700	482,900
– Yauliyacu	844,000	887,000	972,000	1,020,000	875,000
– Stratoni	276,000
Total	3,053,000	3,343,000	3,533,400	3,520,200	3,805,400

Average realized silver price (per ounce)	$13.58	$13.20	$12.35	$11.86	$12.46

Total cash costs (per ounce)	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

Revenues	$41.5	$44.1	$43.6	$41.8	$47.4

Earnings from operations	$20.0	$21.7	$21.2	$18.8	$24.4
On April 23, 2007, Silver Wheaton entered into a long-term silver contract with Hellas Gold S.A. (“Hellas Gold”), a 65% owned subsidiary of European Goldfields, to acquire all of the silver produced from Hellas Gold’s Stratoni mine in Greece. Silver Wheaton acquired the silver production for an upfront cash payment of $57.5 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to an inflationary adjustment.
On July 24, 2007, Silver Wheaton completed its agreement with Goldcorp to acquire 25% of the silver production from Goldcorp’s Peñasquito project located in Mexico, for $485 million in cash and an ongoing operating cost payment of $3.90 per ounce, subject to an inflationary adjustment. Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan and $300 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The revolving loan is for a period of 7 years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. In order to fund the transaction, the term loan was drawn in full and the revolving loan was drawn in the amount of $246 million.
Silver Wheaton expects, based upon its current contracts (including Peñasquito and Stratoni), to have annual silver sales of approximately 13 million ounces in 2007, increasing to 23 million ounces in 2009 and 28 million ounces by 2012.
GOLDCORP     |     19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Los Filos Project, Mexico
The Los Filos project produced its first gold on June 15th. A total of 2,500 gold ounces were produced for the month, with commercial production levels expected to be achieved by the end of the fourth quarter of 2007.
Construction of the Los Filos Project, consisting of two open pits (Los Filos and El Bermejal) and a single heap-leach facility, is well advanced. The plant and refinery are fully commissioned as well as run of mine internal pond. Ore crushing and agglomeration facilities were commissioned in July and only the stacking system remains before the entire system is operational. Capital expenditures to June 30, 2007 amounted to US$278 million, with total forecasted costs of $308 million. In addition, operating costs of $26 million incurred to date have been capitalized to the project as it has not yet reached commercial production levels.
Strong emphasis has been put on safety and environmental matters during the final stage of construction with good results. Community relationships continue to improve, through frequent communication and community acceptance of the Los Filos Project.
Peñasquito Project, Mexico
Peñasquito is a world class gold, silver, lead and zinc deposit. In June, new reserves were calculated using the latest exploration data and the deposit now contains 13 million ounces of proven and probable gold reserves, 4.7 million ounces of measured and indicated gold resources and 8.9 million ounces of inferred gold resources. In addition, it contains 864 million ounces of proven and probable silver reserves, 413 million silver ounces of measured and indicted and inferred silver resources of 508 million ounces. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open at the north, east, and at depth. Exploration drilling continued through the second quarter of 2007.
Construction management makes up nearly half of the EPCM work and progress stands at 12%. As more contracts are let, this will increase. Consistent with the reserves increase, work continues on a new internal feasibility study which will propose an increase in the mill throughput coupled with a new mine plan and capital cost estimate. Provisions to accommodate increased mill capacity are being included in the facility layout.
Camp construction continues with several of the dormitories now being occupied and the site medical facility fully operable. Food and laundry services have been established. Major concrete pours have been completed for the primary crusher foundation. 89 of 103 planned towers for the 400kVA electrical line to the site are now installed.
Mining and auxiliary equipment are arriving on site on a regular basis. Assembly of haul trucks and loaders is progressing. Capital expenditures to date are $187 million.
The decline at the Peñasco outcrop to obtain bulk samples for metallurgical test work has advanced to 332 metres. Sulphide samples representing material that will be mined in the first two years of milling should be accessible by the end of August and pilot plant tests will be run once samples are available.
Significant construction activity is underway, good progress is being made on the engineering design and procurement and considerable effort continues on plant optimization. Initial gold production is expected by late 2008.
20     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Éléonore Project, Canada
During the second quarter, drilling on site continued. Four drill rigs were operating during the spring season. Extensive drilling in the bay area wrapped up while excellent results have been received. In parallel, the project exploration team continues to carry out district surface mapping and delineation work to determine the strike extent of the mineralization and assist in developing drill-hole targets aimed at extending the lateral extent of the ore body.
The first resource estimation for the project was issued on June 25, 2007, with total indicated resource of 1.8 million ounces of gold at a grade of 7.4 grams per tonne and inferred resource of 0.9 million ounces of gold at a grade of 7.1 grams per tonne. Potential to significantly expand these results exists, given that most of the drill holes located on the Bay Area drilled this winter were not included in the estimation (due to the data cut-off at April 4, 2007) and the deposit remains open at depth and at each end.
Environmental and engineering programs continued, including baseline environmental data collection. The application for the permit for the permanent airstrip and access road has been submitted for approval. Construction of the airstrip and access road is expected to start in late 2007.
•	The contract for the Mine Environmental & Social Impact Assessment (ESIA) work be awarded in early August and will proceed immediately.

•	The Pre-feasibility Study contract will also be awarded in August and will proceed immediately.
In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team is continuing to develop a collaborative relationship with the local First Nations group, the Cree Nation of Wemindji. Four meetings for the development of the long-term collaboration agreement have been held resulting in excellent progress to date, with a series of monthly meetings scheduled for the remainder of the year. This process reflects Goldcorp’s transparent approach to working with all local stakeholders. Discussions also continued with various governmental departments and Hydro-Québec with whom an agreement was signed to commence the pre-project study work for the permanent site powerline.
Cerro Blanco Project, Guatemala
Permitting efforts continued with the Cerro Blanco project. The Environment Impact Assessment (EIA) was submitted for review by the environmental ministry and approval is expected within the year. A request by the company to construct an exploration decline is still under consideration by the mining ministry. Test drilling was carried out for locating dewatering wells for the main ramp construction, and two production well sites located. Construction of the first dewatering well was nearing completion by the end of the quarter. Permission to move a public road that passed through the concession was requested, granted and the bypass road construction was over 90% complete by the end of June 2007.
Pueblo Viejo, Dominican Republic
Barrick is continuing to work on the updated feasibility study for the Pueblo Viejo project. Advances over the past quarter have included EIA approval for the mine site and facilities modifications of the design to improve silver recoveries, review of zinc production possibilities and potential alternatives for the location and construction of the power plant required for operations. Alternatives for increasing throughput are under consideration, and the revised feasibility study is expected to be completed early in the fourth quarter of this year. The 2007 drill program continues to find additional mineralization.
GOLDCORP     |     21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Corporate administration	$39.9	$16.5	$65.6	$28.4
Exploration	11.4	6.3	19.0	10.2
Corporate administration costs have increased for the quarter due to increased stock option expense of $18.5 million in 2007 (2006 – $5.8 million) resulting primarily from the continual vesting of previously issued stock options, additional option expense from the immediate vesting of 1/3 of the options issued in May 2007 and additional stock option expense from the consolidation of Terrane ($ 0.8 million) and Silver Wheaton ($0.6 million). Corporate activity relating to higher SOX and audit fees, increase in corporate personnel and higher corporate insurance costs have also contributed to the increase.
For the six month period ended June 30, 2007, corporate administration costs of $65.6 million increased from $28.4 million in 2006 due primarily to the increased corporate activity in the latter part of 2006.
Exploration costs increased for the quarter in 2007 compared to 2006, as well as for the six month period ended June 30, 2007 and 2006, due primarily to the inclusion of certain Placer assets and Glamis in 2007 and is reflective of the Company’s strategy for organic growth.
OTHER INCOME (EXPENSE)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Interest and other income	$1.8	$6.2	$6.8	$9.6

Interest expense and finance fees	(12.7)	(11.8)	(26.5)	(13.0)

Equity loss in subsidiary	(0.6)	—	—	—

Loss on foreign exchange	(102.9)	(1.1)	(46.2)	(1.3)

Non-hedge derivative loss	(26.9)	(11.8)	(35.2)	(11.8)

Gain (loss) on marketable securities, net	11.9	(0.1)	9.1	2.4

Gain on sale of Peak and Amapari mine	40.2	—	40.2	—

Dilution gain	6.5	61.1	6.7	61.1

	$(82.7)	$42.9	$(45.7)	$47.0

During the current period, the Company incurred $12.7 million of interest expense and financing fees as a result of drawing down on credit facilities to fund the acquisition of certain Placer assets. For the six month period ended June 30, 2007 the Company incurred $26.5 million of interest expense and financing fees compare to $13.0 million incurred in 2006. The Company did not have any debt outstanding in the first quarter of 2006, prior to the acquisition of certain Placer assets on May 12, 2006.
The Company incurred $102.9 million of foreign exchange losses in the second quarter of 2007 (2006 – $1.1 million loss), comprising primarily $104.4 million from the revaluation of future income tax assets and liabilities on mineral interests which are denominated in local currency. The Company has a significant amount of future income tax liabilities arising from acquisitions in excess of $3.5 billion which are monetary items revalued each quarter end at current exchange rates.
As of June 30, 2007, the Company has entered into 33 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.18 and calls sold at an average price of $3.38 on 2 million pounds for 2007 production. A similar collar structure for 2008 production was executed whereby puts have been purchased at an average price of $3.22 and calls sold at an average price of
22     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
$3.54 on 9 million pounds. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not satisfy the hedge effectiveness test, thus the Company realized a loss of $9.2 million on matured contracts and mark to market loss of $17.7 million in the second quarter of 2007 (six months ended June 30, 2007 – realized loss of $4.1 million on matured contracts and mark to market loss of $31.1 million). In the prior year the Company realized a mark to market loss of $11.8 million on copper forward contracts.
During the current quarter, the Company closed the sale of Amapari and Peak mines to Peak Gold Ltd. for $200 million in cash and $100 million in share considerations. This sale resulted in a gain on sale of $40.2 million which is offset by taxes paid of $33.7 million thus a total net income impact of $6.5 million after tax.
Dilution gain for the three months ended June 30, 2007 was $6.5 million (six months ended June 30, 2007 – $6.7 million) compared with $61.1 million (six months ended June 30, 2006 – $61.1 million) in the prior year. The prior year gain was considerably higher since the dilution of ownership to Goldcorp on Silver Wheaton as result of a public offering of shares was from 62% to 57%. The current period dilution gain relates to dilution on Terrane Metals ownership from 77% to 69% as at June 30, 2007.
INCOME AND MINING TAXES
Income and mining taxes for the three months ended June 30, 2007 totaled $55.4 million (six months ended June 30, 2007 – $95.6 million), approximately 33% of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities and dilution gains. For the same period in 2006, income and mining taxes were $61.5 million (six months ended June 30, 2006 – $108.1 million) or 31% of earnings before taxes (excluding non-taxable dilution gain). The higher effective tax rate in 2007 is due to the higher taxes paid on the capital gain arising from the Peak and Amapari mines sale, partially offset by the impact of the 0.5% Canadian tax rate reduction enacted in June 2007.
NON-CONTROLLING INTERESTS
The non-controlling interests relates to Goldcorp’s ownership of its subsidiary companies, including Silver Wheaton (49%) and Terrane Metals Corp. (69%).
The non-controlling interest’s share of net earnings for the three months ended June 30, 2007 amounted to $11.4 million (six months ended June 30, 2007 – $23.8 million) compared with $10.5 million for the three months ended June 30, 2006 (six months ended June 30, 2006 – $16.2 million)
NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:
GOLDCORP     |     23

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Operating expenses per financial statements (2)	$248.9	$176.0	$473.9	$260.1

Treatment and refining charges on concentrate sales	14.6	26.0	27.6	42.0

By-product silver and copper sales, and other	(183.0)	(237.5)	(319.1)	(363.0)

Non-cash adjustments	(7.8)	(13.5)	(13.3)	(13.6)

Total cash costs	$72.7	$(49.0)	$169.1	$(74.5)

Divided by ounces of gold sold	546,400	398,700	1,077,700	687,100

Total cash costs per ounce of gold	$133	$(123)	$157	$(108)

(1)	Total cash costs on a co-product basis of $307 per ounce for the three months ended June 30, 2007 (2006 – $235 per ounce).

(2)	$32.9 million in royalties for the three months ended June 30, 2007 (six months ended June 30, 2007 – $73.4 million) are included in operating expenses per the financial statements. For the three months ended June 30, 2006, royalties totaled $24.9 million (six months ended June 30, 2006 – $34.7 million).
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the financial statements:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Net earnings per financial statements	$2.9	$190.4	$127.8	$282.8

Foreign exchange loss on revaluation of future income tax liabilities	104.4	—	51.1	—

Unrealized non-hedge derivative loss, net of tax	11.6	7.6	20.2	7.6

Gain on securities, net of tax	(10.6)	—	(7.8)	—

Dilution gains	(6.5)	(61.1)	(6.7)	(61.1)

Gain on sale of Peak and Amapari mines, net of tax	(6.5)	—	(6.5)	—

Total adjusted net earnings	$95.3	$136.9	$178.1	$225.3

Weighted average shares outstanding (000’s)	704,044	381,274	703,830	361,229

Adjusted net earnings per share	$0.14	$0.36	$0.25	$0.62

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2007, the Company held cash and cash equivalents of $282.5 million (December 31, 2006 – $555.2 million) and had working capital of $295.7 million (December 31, 2006 – $417.8 million).
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.
24     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
On July 24, 2007, Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan and $300 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. In order to fund the transaction, the term loan was drawn in full and the revolving loan was drawn in the amount of $246 million.
In the opinion of management, the working capital at June 30, 2007, together with future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets decreased to $17.7 billion at June 30, 2007 from $18.0 billion at December 31, 2006, primarily as a result of the repayment of $185 million of debt in the first quarter of 2007.
During the period, the Company generated operating cash flows of $142.7 million compared with $240.1 million during the corresponding period in 2006. Cash dividend payments for the period totaled $31.7 million.
During the three months ended June 30, 2007, the Company invested a total of $224.5 million in mining interests, including $26.8 million at Red Lake, $56.8 million at the Luismin operations, $96.3 million at Peñasquito and $10.1 million at Éléonore.
As of August 8, 2007, there were 704.5 million common shares of the Company issued and outstanding and 18.0 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative instruments
As of June 30, 2007, the Company has entered into 33 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.18 and calls sold at an average price of $3.38 on 2 million pounds for 2007 production. A similar collar structure for 2008 production was executed whereby puts have been purchased at an average price of $3.22 and calls sold at an average price of $3.54 on 9 million pounds. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not satisfy the hedge effectiveness test, thus the Company realized a loss of $9.2 million on matured contracts and mark to market loss of $17.7 million in the second quarter of 2007 (six months ended June 30, 2007 – realized loss of $4.1 million on matured contracts and mark to market loss of $31.1 million). In the prior year the Company realized a mark to market loss of $11.8 million on copper forward contracts.
The Company has risk management policies in place to manage metal price, interest rate, and foreign currency exchange rate exposure.
Contractual obligations
Commitments exist as at June 30, 2007 for capital expenditures of approximately $450.6 million, of which $358.7 million relates to Peñasquito.
RELATED PARTY TRANSACTIONS
At June 30, 2007, the Company owned 49% of Silver Wheaton’s outstanding common shares. During the three months ended June 30, 2007, Silver Wheaton purchased 1.4 million ounces (2006 – 2.4 million ounces) of silver from a subsidiary of the Company at a price of $3.90 per ounce, for total consideration of approximately $5.5 million (2006 – $9.4 million).
GOLDCORP     |     25

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CHANGE IN ACCOUNTING POLICY
The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement and Section 1530, Comprehensive Income and Section 3865, Hedges on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result the Company has added new accounting policies as described below.
Marketable Securities and Investments
Marketable securities and investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purposes of trading for a profit and in the case of investments intends to hold these securities for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.
Warrants held by the Company are for long-term investment purposes however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.
The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.
Debt Financing Costs
The Company expenses debt financing costs when they are incurred.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.
The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2006 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
Inventories
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value.
The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.
26     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
Mineral Properties
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.
A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
Reclamation Obligations
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.
GOLDCORP     |     27

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Purchase Accounting for Glamis Gold Ltd.
The Company accounted for the acquisition of Glamis Gold Ltd. as a purchase business combination. The cost of the acquisition will be allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The estimation of fair value for mining interests takes into account expected future cash flows associated with the life of mine plans. The excess of purchase cost over the net identified tangible and intangible assets will likely represent goodwill that will be allocated to reporting units and subject to an annual impairment test. This allocation is not yet complete due to inherent complexities in the valuation process and revisions that may impact earnings prospectively in the future may be required. Upon completion of the purchase price allocation, the final amount of goodwill will be calculated and allocated to reporting units.
Financial Instruments
During the three and six months ended June 30, 2007, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company has not executed any interest rate contracts or other derivative financial instruments, to manage the risks associated with its operations and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.
The Company holds certain financial instruments such as long-term investments and copper futures contracts and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
OUTLOOK
The Company expects to produce approximately 2.2 to 2.3 million ounces of gold at an average cash cost of less than $150 per ounce in 2007. Capital expenditures for the year excluding Pueblo Viejo are forecast at $750 million, and include approximately $330 million at the Peñasquito project in Mexico, $110 million at Red Lake mine in Canada and $115 million at Los Filos and San Dimas—the latter of which includes the on-going construction of a hydroelectric power plant.
28     |     GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted)
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Controls over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There has been no significant change in the Company’s internal control over financial reporting during the six months ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
GOLDCORP     |     29

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2006, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2006, dated March 30, 2007, and other continuous disclosure documents filed by Goldcorp since January 1, 2007 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
30     |     GOLDCORP

Second Quarter Report – 2007
Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts — Unaudited)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Note	2007	2006	2007	2006

Revenues		$567.0	$491.5	$1,072.6	$777.7

Operating expenses		248.9	176.0	473.9	260.1
Depreciation and depletion		114.4	73.2	221.2	118.9

Earnings from mine operations		203.7	242.3	377.5	398.7

Corporate administration (1)		39.9	16.5	65.6	28.4
Exploration		11.4	6.3	19.0	10.2

Earnings from operations		152.4	219.5	292.9	360.1

Other income (expense)
Interest and other income		1.8	6.6	6.8	9.6
Interest expense and finance fees		(12.7)	(11.8)	(26.5)	(13.0)
Equity loss in subsidiary		(0.6)	—	(0.6)	—
Loss on foreign exchange		(102.9)	(1.1)	(46.2)	(1.3)
Non-hedge derivative loss	10	(26.9)	(11.8)	(35.2)	(11.8)
Gain (loss) on securities, net	4	11.9	(0.1)	9.1	2.4
Gain on sale of Peak and Amapari mines	5	40.2	—	40.2	—
Dilution gain	11	6.5	61.1	6.7	61.1

		(82.7)	42.9	(45.7)	47.0

Earnings before taxes and non-controlling interests		69.7	262.4	247.2	407.1
Income and mining taxes		(55.4)	(61.5)	(95.6)	(108.1)
Non-controlling interests	11	(11.4)	(10.5)	(23.8)	(16.2)

Net earnings		$2.9	$190.4	$127.8	$282.8

(1) Stock option expense (a non-cash item) is included in Corporate administration	12	$18.5	$5.8	$24.9	$9.2

Earnings per share	12
Basic		$0.00	$0.50	$0.18	$0.78
Diluted		0.00	0.49	0.18	0.77

Weighted-average number of shares outstanding (in thousands)
Basic		704,044	381,274	703,830	361,229
Diluted		708,962	386,951	709,421	366,377
The accompanying notes form an integral part of these unaudited consolidated financial statements
GOLDCORP     |     31

Consolidated Balance Sheets
(US dollars in millions – Unaudited)

		June 30	December 31
	Note	2007	2006

Assets
Current
Cash and cash equivalents		$282.5	$555.2
Restricted cash		—	65.0
Marketable securities	4	28.6	14.9
Accounts receivable		122.7	67.0
Future income and mining taxes		17.5	20.7
Inventories and stockpiled ore		148.8	146.5
Other		18.2	14.1

		618.3	883.4
Mining interests	7	15,052.4	15,128.8
Goodwill	7	1,340.2	1,340.2
Silver purchase arrangements	8	395.1	346.5
Stockpiled ore		64.6	75.7
Investments	4	225.8	134.0
Other		41.8	57.3

		$17,738.2	$17,965.9

Liabilities
Current
Accounts payable, accrued liabilities and other		$222.0	$228.9
Income and mining taxes payable		70.6	101.7
Current portion of long-term debt	9	—	135.0
Current derivative instrument liability	10	30.0	—

		322.6	465.6
Derivative instrument liability	10	8.0	6.1
Future income and mining taxes		3,569.3	3,615.8
Long-term debt	9	540.0	790.0
Reclamation and closure cost obligations		209.9	226.2
Income and mining taxes payable		19.8	19.5
Other		9.0	13.2

		4,678.6	5,136.4

Non-controlling interests	11	426.0	354.5

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12	11,855.3	11,825.8
Retained earnings		621.4	547.3
Accumulated other comprehensive income	3,4	156.9	101.9

		12,633.6	12,475.0

		$17,738.2	$17,965.9

The accompanying notes form an integral part of these unaudited consolidated financial statements
32     |     GOLDCORP

Second Quarter Report – 2007
Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Note	2007	2006	2007	2006

Operating Activities
Net earnings		$2.9	$190.4	$127.8	$282.8
Reclamation expenditures		(1.9)	(2.2)	(4.5)	(3.5)
Items not affecting cash
Depreciation and depletion		114.4	73.2	221.2	118.9
Non-hedge derivative loss	10	17.7	11.8	31.1	11.8
(Gain) loss on securities, net	4	(11.9)	0.1	(9.1)	(2.4)
Equity loss in subsidiary		0.6	—	0.6	—
Stock option expense	12	18.5	5.8	24.9	9.2
Future income and mining taxes		(40.2)	2.5	(61.4)	(0.7)
Non-controlling interests	11	11.4	10.5	23.8	16.2
Dilution gain		(6.5)	(61.1)	(6.7)	(61.1)
Gain on sale of Peak and Amapari mines	5	(40.2)	—	(40.2)	—
Unrealized foreign exchange loss and other		107.2	7.9	52.3	8.4
Change in non-cash working capital	13	(29.3)	1.2	(94.5)	(65.1)

Cash provided by operating activities		142.7	240.1	265.3	314.5

Investing Activities
Mining interests		(224.5)	(96.6)	(365.9)	(163.4)
Acquisitions, net of cash acquired		—	(1,347.7)	—	(1,606.2)
Proceeds from disposition of mining interests, less cash	5	192.9	—	216.9	—
Silver purchase arrangement		(57.7)	(40.0)	(57.7)	(285.3)
Purchase of investments		(6.9)	(22.7)	(10.6)	(56.9)
Proceeds from sale of marketable securities		20.8	0.8	21.1	6.1
Restricted cash received		—	—	65.0	—
Other		14.2	(2.0)	7.0	(4.0)

Cash used in investing activities		(61.2)	(1,508.2)	(124.2)	(2,109.7)

Financing Activities
Long-term debt borrowings		740.0	730.0	740.0	850.0
Long-term debt repayments		(940.0)	—	(1,125.0)	—
Debt issue costs		—	(1.7)	—	(2.8)
Common shares issued, net		5.2	478.6	7.6	506.1
Shares issued by subsidiaries to non-controlling interests		23.7	171.7	26.4	175.2
Dividends paid to common shareholders		(31.7)	(17.4)	(63.3)	(32.8)

Cash (used in) provided by financing activities		(202.8)	1,361.2	(414.3)	1,495.7

Effect of exchange rate changes on cash and cash equivalents		0.3	1.9	0.5	1.9

(Decrease) increase in cash and cash equivalents		(121.0)	95.0	(272.7)	(297.6)
Cash and cash equivalents, beginning of period		403.5	169.6	555.2	562.2

Cash and cash equivalents, end of period		$282.5	$264.6	$282.5	$264.6

Cash and cash equivalents is comprised of:
Cash				$127.7	$128.6
Short-term money market investments				154.8	136.0

				$282.5	$264.6

Supplemental cash flow information (note 13)
The accompanying notes form an integral part of these unaudited consolidated financial statements
GOLDCORP     |     33

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands – Unaudited)

						Accumulated
						Other
						Compre-
			Share			hensive
	Common Shares		Purchase	Stock	Retained	Income
	Shares	Amount	Warrants	Options	Earnings	(note 3,4)	Total

At January 1, 2006	339,642	$2,322.5	$286.8	$44.5	$218.1	$101.9	$2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd. (note 6)	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/ cancelled and restricted share units issued	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued	—	(38.9)	38.9	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	(79.1)	—	(79.1)
Net earnings	—	—	—	—	408.3	—	408.3

At December 31, 2006	703,525	$11,663.5	$42.1	$120.2	$547.3	$101.9	$12,475.0
Change in accounting policy (note 3)	—	—	—	—	9.6	42.2	51.8

At January 1, 2007 as adjusted	703,525	$11,663.5	$42.1	$120.2	$556.9	$144.1	$12,526.8
Stock options exercised/ cancelled and restricted share units issued	850	16.4	—	(5.8)	—	—	10.6
Share purchase warrants exercised	11	0.2	(0.1)	—	—	—	0.1
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	18.8	—	—	18.8
Dividends declared	—	—	—	—	(63.3)	—	(63.3)
Net earnings	—	—	—	—	127.8	—	127.8
Other comprehensive income	—	—	—	—	—	12.8	12.8

At June 30, 2007	704,386	$11,680.1	$42.0	$133.2	$621.4	$156.9	$12,633.6

Shareholders’ Equity (note 12)
The accompanying notes form an integral part of these unaudited consolidated financial statements
34      |       GOLDCORP

Second Quarter Report – 2007
Consolidated Statements of Comprehensive Income
(US dollars in millions – Unaudited)

	Three	Six
	Months	Months
	Ended	Ended
	June 30, 2007

Net earnings	$2.9	$127.8
Other comprehensive income:
Gain on available-for-sale securities, net of tax of $4.1 million six months ended ($3.2 million – three months ended) (note 4)	26.6	31.0
Reclassification adjustment for gains and losses included in net income (net of tax $2.3 million) (note 4)	(11.5)	(11.5)
Non-controlling interest	(10.3)	(6.7)

	4.8	12.8

Comprehensive income	$7.7	$140.6

The accompanying notes form an integral part of these unaudited consolidated financial statements
GOLDCORP     |     35

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2007
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the La Coipa gold/silver mine (50% interest) in Chile, the Marigold gold mine (67% interest) and Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded silver mining company, a 69% interest in Terrane Metals Corp., a publicly traded exploration company, and a 22% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company. The Peak gold mine in Australia and the Amapari gold mine in Brazil were sold to Peak Gold in the second quarter of 2007 (note 5).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as noted below. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position as at June 30, 2007 and results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.
(a)	Investments

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

(b)	Debt financing costs

The Company expenses debt financing costs when they are incurred.
36      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited
(c)	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments.

The principal mining properties of Goldcorp and their geographic locations at June 30, 2007, are listed below:

		Ownership		Operations and
Mining interests	Location	interest	Status	development projects owned

Red Lake mine (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Porcupine Joint Venture (“Porcupine”)(1)	Canada	51%	Proportionately consolidated	Porcupine mine, unincorporated joint venture
Musselwhite mine (“Musselwhite”) (1)	Canada	68%	Proportionately consolidated	Musselwhite mine, unincorporated joint venture
Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project
Silver Wheaton Corp. (“Silver Wheaton”) (3)	Canada	49%	Consolidated	Silver contracts in Mexico,
				Sweden, Peru and Greece
Terrane Metals Corp. (“Terrane”) (4)	Canada	69%	Consolidated	Mt Milligan and certain other
				Canadian exploration interests
Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”) (5)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects
Minas de la Alta Primeria SA de CV (“El Sauzal”) (5)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”) (5)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd. (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Explorations de Guatemala SA (“Marlin”) (5)	Guatemala	100%	Consolidated	Marlin mine
Entra Mares de Guatemala SA (“Cerro Blanco”)(5)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entra Mares de Honduras SA (“San Martin”) (5)	Honduras	100%	Consolidated	San Martin mine
Compania Minera Mantos de Oro (“La Coipa”) (1)	Chile	50%	Proportionately consolidated	La Coipa mine, incorporated joint venture
Dominicana Corporation (“Pueblo Viejo”) (1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project
Peak Gold Ltd. (“Peak Gold”) (1)	Canada	22%	Equity investment	Peak mine and Amapari mine

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward.

(2)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onward.

(3)	Goldcorp’s interest in Silver Wheaton has been diluted to 49% upon the issuance of equity by Silver Wheaton to non-controlling interests and the sale of Silver Wheaton common shares on December 8, 2006.

(4)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition.

(5)	The results of Goldcorp include Glamis from November 4, 2006, the date of acquisition, onward (note 6).

(6)	Goldcorp’s interest in Peak Gold arose from the share consideration received in the disposition of the Peak and Amapari mine (note 5).
All intercompany transactions and balances have been eliminated.
GOLDCORP     |     37

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
3.	CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 1530, Comprehensive Income, 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, and 3865, Hedges, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establishes the standards for hedge accounting. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income tax liability, a non-cash increase of $15.9 million to non-controlling interest, a non-cash pre-tax increase of $54.7 million ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost and the retroactive reclassification of $101.9 million in cumulative translation adjustments . These charges of $144.1 million are reported as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income tax liability, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to retained earnings as a one time cumulative effect of a change in accounting policy.

In addition, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded a non-cash adjustment to decrease opening retained earnings by $1.5 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company’s previous accounting policy.

The adoption of Section 3865 did not have a material effect on the Company’s consolidated financial position and results of operations.
38      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited
4.	MARKETABLE SECURITIES AND INVESTMENTS

	June 30	December 31
	2007	2006
	Fair Value	Book Value

Marketable securities
Available-for-sale	$28.6	$14.9

Investments
Available-for-sale	$216.8	$132.6
Warrants	9.0	1.4

	$225.8	$134.0

	Mark-to-market gain in OCI
	June 30, 2007			December 31, 2006
		Three
		Months	Six Months		Transitional
Available for sale	Fair Value	Ended	Ended	Fair Value	Book Value	Adjustment

Marketable Securities	$28.6	$4.8	$12.0	$27.2	$14.9	$12.3
Investments	216.8	25.0	23.1	190.9	132.6	58.3

	$245.4	$29.8	$35.1	$218.1	$147.5	$70.6
Future tax expense in OCI	—	(3.2)	(4.1)	—	—	(12.5)

	245.4	26.6	31.0	218.1	147.5	58.1
Reclassification adjustment for gains and losses included in net income, net of tax – $2.3 million	—	(11.5)	(11.5)	—	—	—
Non-controlling interest in OCI	—	(10.3)	(6.7)	—	—	(15.9)

	$245.4	$4.8	$12.8	$218.1	$147.5	$42.2

	Mark-to-market gain (loss) in net income
	June 30, 2007			December 31, 2006
		Three Months	Six Months			Transitional
Warrants	Fair Value	Ended	Ended	Fair Value	Book Value	Adjustment

Investments	$9.0	$(1.1)	$(4.0)	$13.6	$1.4	$12.2
Future tax recovery	—	1.8	2.3	—	—	1.4
Non-controlling interest	—	(0.6)	(0.5)	—	—	(2.5)

	$9.0	$0.1	$(2.2)	$13.6	$1.4	$11.1

The Company has recognized a future income tax liability of $10.7 million that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at their June 30, 2007 fair market value the capital gains would be taxed at the appropriate Canadian tax rate.

By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
GOLDCORP     |     39

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
5.	DISPOSITION OF MINING INTERESTS
(a)	During April 2007, Goldcorp closed its transaction to sell the Amapari and Peak mines to Peak Gold in exchange for $200 million in cash and $100 million in share considerations, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction.

Summary of assets and liabilities sold:

Cash and cash equivalents	$6.1
Non-cash operating working capital	16.9
Mining interests	284.1
Other	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other	(1.9)

Net assets sold	$258.8

Proceeds
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

Net proceeds	$299.0

(b)	On February 1, 2007, a wholly owned subsidiary of Goldcorp, completed the sale of other mining interests for cash of $24 million and $2 million in common shares in of an investment which has be classified as available for sale. A negligible pre-tax gain arose on the close of transaction.
40      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited
6.	BUSINESS COMBINATION AND ACQUISITION

Glamis Gold Ltd.

On November 4, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed the transaction to combine Goldcorp and Glamis. A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
283.2 million common shares of Goldcorp and cash	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis SAR’s	11.4
Goldcorp stock options issued in exchange for those of Glamis	82.1
Acquisition costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.4
Current assets	50.3
Mining interests	9,786.2
Other assets	52.8
Current liabilities	(63.1)
Long-term debt	(80.0)
Future income tax liabilities	(2,354.8)
Reclamation and closure cost obligations	(30.0)
Goodwill	807.7

$8,242.5

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price at the end of 2007. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.
GOLDCORP     |     41

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
7.	MINING INTERESTS

		June 30, 2007			December 31, 2006
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$14,096.8	$413.0	$13,683.8	$14,351.7	$388.7	$13,963.0
Plant and equipment	1,670.9	302.3	1,368.6	1,433.8	268.0	1,165.8

	$15,767.7	$715.3	$15,052.4	$15,785.5	$656.7	$15,128.8

A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and	June 30	December 31
	Depletable	depletable	Total	equipment	2007	2006

Red Lake	$298.5	$533.2	$831.7	$324.9	$1,156.6	$1,148.7
Porcupine	72.4	89.5	161.9	92.2	254.1	252.4
Musselwhite	33.4	119.6	153.0	76.7	229.7	229.2
Éléonore gold project	—	712.9	712.9	—	712.9	704.2
Canadian exploration properties	—	163.0	163.0	—	163.0	157.4
Wharf	7.2	—	7.2	0.7	7.9	4.6
Marigold (a)	85.7	397.0	482.7	34.8	517.5	518.6
Luismin (b)	247.6	532.4	780.0	63.1	843.1	866.9
Los Filos project	203.4	278.6	482.0	164.1	646.1	595.7
El Sauzal (a)	232.4	678.9	911.3	49.0	960.3	1,009.8
Peñasquito (a)	—	7,017.4	7,017.4	182.1	7,199.5	7,056.5
Mexican exploration projects	—	164.2	164.2	—	164.2	168.4
Alumbrera	393.5	—	393.5	239.7	633.2	660.1
Marlin (a)	289.3	787.5	1,076.8	78.5	1,155.3	1,163.6
Cerro Blanco (a)	—	16.0	16.0	2.6	18.6	18.6
San Martin (a)	—	—	—	3.9	3.9	3.9
La Coipa	28.5	14.1	42.6	51.9	94.5	106.5
Amapari (d)	—	—	—	—	—	100.0
Peak (d)	—	—	—	—	—	173.3
Corporate and other	0.1	—	0.1	4.4	4.5	4.5

	$1,892.0	$11,504.3	13,396.3	1,368.6	14,764.9	14,942.9

Equity Investments
Pueblo Viejo (c)			98.9	—	98.9	98.9
El Limón project (c)			89.2	—	89.2	87.0
Peak Gold (d)			99.4	—	99.4	—

			287.5	—	287.5	185.9

			$13,683.8	$1,368.6	$15,052.4	$15,128.8

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	June 30	December 31
	2007	2006

Red Lake	$404.4	$404.4
Peñasquito(a)	807.7	807.7
Los Filos	74.3	74.3
Silver Wheaton	53.8	53.8

	$1,340.2	$1,340.2

42      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited
(a)	The net book values have been allocated according to the preliminary fair value of the Glamis mining assets acquired.

(b)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	June 30	December 31
	Depletable	Non-depletable	Total	equipment	2007	2006

Silver interests	$71.4	$136.4	$207.8	$—	$207.8	$211.7
(c)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(d)	In April 2007, the Company completed its transaction to dispose of the Amapari and Peak mines to Peak Gold (note 5).
8.	SILVER PURCHASE ARRANGEMENTS

	June 30, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Yauliyacu	$285.3	$16.9	$268.4	$285.3	$10.6	$274.7
Zinkgruvan	77.9	7.8	70.1	77.9	6.1	71.8
Stratoni	57.7	1.1	56.6	—	—	—

	$420.9	$25.8	$395.1	$363.2	$16.7	$346.5

On April 23, 2007, Silver Wheaton entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned or operated by European Goldfields or Hellas Gold.
GOLDCORP     |     43

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
9.	BANK CREDIT FACILITIES

	June 30	December 31
	2007	2006

$1.5 billion revolving credit facility(a)	$540.0	$—
$200 million non-revolving term loan(b)	—	—
$300 million revolving term loan(b)	—	—
Other credit facilities(c)	—	925.0

	540.0	925.0
Less: current portion of long-term debt	—	135.0

	$540.0	$790.0

(a)	On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. The credit facility is unsecured and amounts drawn are required to be financed or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.

(b)	On July 24, 2007, Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “Term Loan”) and $300 million under a revolving term loan (the “Revolving Loan”) in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The Revolving Loan is for a period of seven years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. The term loan was drawn in full and the revolving loan was drawn in the amount of $246 million.

(c)	As at March 31, 2007, the Company had a $500 million revolving credit facility which is approved to be refinanced or repaid by July 29, 2010. In addition, the Company had two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. All these facilities were repaid and cancelled on May 18, 2007.

(d)	Reclamation letters of credit outstanding as at June 30, 2007 totaled $168.1 million (December 31, 2006 – $135.5 million), with $0.9 million collateralized by certificates of deposits.
44      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited
10.	DERIVATIVE INSTRUMENTS

	June 30	December 31
	2007	2006

Current derivative asset	$2.8	$2.0

Current derivative liability	30.0	—
Non-current derivative liability	8.0	6.1

	$38.0	$6.1

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Realized loss on matured contracts	$9.2	$—	$4.1	$—
Unrealized loss on fair value change of outstanding contracts	17.7	11.8	31.1	11.8

Non-hedge derivative loss	$26.9	$11.8	$35.2	$11.8

As of June 30, 2007, the Company has entered into 33 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.18 and calls sold at an average price of $3.38 on 2 million pounds for 2007 production. A similar collar structure for 2008 production was executed whereby puts have been purchased at an average price of $3.22 and calls sold at an average price of $3.54 on 9 million pounds. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.
11.	NON-CONTROLLING INTERESTS

	Silver
	Wheaton	Terrane	Total

At January 1, 2006	$108.6	$—	$108.6
Increase in net assets	182.3	5.8	188.1
Arising from transaction with Terrane	—	22.0	22.0
Share of net earnings (loss)	36.5	(0.7)	35.8

At December 31, 2006	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary (note 3)	2.5	—	2.5
Non-controlling interest in accumulated OCI (note 4)	15.9	—	15.9
Non-controlling interest in current OCI (note 4)	6.7	—	6.7
Increase in net assets	5.9	16.7	22.6
Share of net earnings (loss)	24.4	(0.6)	23.8

At June 30, 2007	$382.8	$43.2	$426.0

(a)	Terrane Metals

On June 15, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. This transaction has resulted in a decrease in Goldcorp’s ownership in Terrane from 77% to 69%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $16.7 million, and a dilution gain of $6.3 million.

GOLDCORP     |     45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
(b)	Silver Wheaton

On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $93.3 million and a dilution gain of $61.1 million, which had been recognized in earnings in the second quarter of 2006.
12.	SHAREHOLDERS’ EQUITY

At June 30, 2007, the Company had unlimited authorized common shares and 704,386,000 common shares outstanding (December 31, 2006 – 703,525,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

As at June 30, 2007, the Company had 8.4 million warrants outstanding which entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 18.1 million stock options outstanding at June 30 2007, 11.4 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 3.8 million stock options during the three months ended June 30, 2007, which vest over a period of two years, are exercisable at $23.68 (C$25.71) per option, expire in 2017, and have a fair value of $21.7 million.

The Company also granted 2.7 million stock options during the three months ended June 30, 2006, which vest over a period of three years, are exercisable at prices ranging from C$30.95 to C$33.60 per option, expire in 2016, and have a total fair value of $19.9 million. During the first quarter of 2006, the Company granted 0.6 million stock options which vest over a period of three years, are exercisable at prices ranging from C$28.84 to C$30.55 per option, expire in 2016, and have a total fair value of $4.0 million.

Compensation expense of $18.5 million has been recognized during the quarter (six months ended June 30, 2007 – $24.9 million), of which $17.1 million relates to Goldcorp (six months ended June 30, 2007 – $22.1 million), $0.6 million for Silver Wheaton (six months ended June 30, 2007 – $1.1), and $0.8 million for Terrane (six months ended June 30, 2007 – $1.7 million).

Compensation expense of $5.8 million was recognized during the second quarter of 2006 (six months ended June 30, 2006 – $9.2 million), of which $4.8 million related to Goldcorp (six months ended June 30, 2006 – $8.1 million), $1.0 million for Silver Wheaton (six months ended June 30, 2006 – $1.1 million).

46      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2006	13,577	$15.08
Issued in connection with the acquisition of Glamis	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled/expired	(104)	24.85

At December 31, 2006	15,199	19.16
Granted	3,759	25.71
Exercised	(688)	12.04
Cancelled	(140)	24.95

At June 30, 2007	18,130	$20.74

The following table summarizes information about the options outstanding at June 30, 2007:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$2.05 – $4.98	264	$3.46	2.1	264	$3.46	2.1
$6.28 – $8.06	881	7.47	0.6	881	7.47	0.6
$10.18 – $13.38	3,820	12.63	2.1	3,820	12.63	2.1
$14.80 – $17.50	927	17.00	6.3	927	17.00	6.3
$18.50 – $21.01	4,431	19.23	7.7	3,457	19.23	7.7
$23.39 – $25.74	4,303	25.68	9.2	1,757	25.70	8.2
$26.76 – $28.84	339	28.45	7.7	156	27.98	6.6
$30.55 – $33.60	3,015	31.17	8.9	980	31.13	8.9
$34.39	150	34.39	9.5	—	—	—

	18,130	$20.74	6.6	12,242	$17.81	5.3

(c)	Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Earnings available to common shareholders	$2.9	$190.4	$127.8	$282.8

Basic weighted-average number of shares outstanding(000’s)	704,044	381,274	703,830	361,229
Effect of dilutive securities:
Stock options	4,690	5,013	5,362	4,492
Warrants	—	605	—	598
Restricted share units	228	59	229	59

Diluted weighted-average number of shares outstanding	708,962	386,951	709,421	366,377

Earnings per share
Basic	$0.00	$0.50	$0.18	$0.78
Diluted	0.00	0.49	0.18	0.77
GOLDCORP     |     47

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$26.89 for the second quarter (three months ended June 30, 2006 – C$34.90) and C$28.83 for the six months ended June 30, 2007 (six months ended June 30, 2006 – C$32.43):

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Stock options	3,440	—	3,440	250
Share purchase warrants	8,439	8,441	8,439	8,441
13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Change in non-cash operating working capital
Accounts receivable	$(23.8)	$(32.0)	$(49.8)	$(67.5)
Inventories and stockpiled ore	(1.4)	10.8	(21.7)	0.6
Accounts payable and accrued liabilities	25.4	16.5	11.5	19.5
Income and mining taxes payable	(27.7)	5.7	(28.5)	(18.4)
Other	(1.8)	0.2	(6.0)	0.7

	$(29.3)	$1.2	$(94.5)	$(65.1)

Acquisitions, net of cash acquired
Placer Dome	$—	$(1,347.7)	$—	$(1,599.8)
Virginia	—	—	—	(6.4)

	$—	$(1,347.7)	$—	$(1,606.2)

Non-cash financing and investing activities
Shares received upon disposition of Peak and Amapari mines	$100.0	$—	$100.0	$—
Shares received upon disposition of other mining interests	—	—	2.0	—
Shares and warrants issued on acquisition of Virginia	—	—	—	401.9
Silver Wheaton promissory note issued to Glencore	—	—	—	40.0
New Warrants issued on the early exercise of existing Warrants	—	38.9	—	38.9

Operating activities included the following cash payments
Interest paid	$13.0	$7.2	$28.4	$7.4
Income taxes paid	124.3	64.6	177.6	138.9
48      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited
14.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	Three Months Ended June 30, 2007
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake	$124.0	$21.2	$52.0	$26.8
Porcupine	30.5	6.4	3.2	7.6
Musselwhite	25.8	4.4	2.2	4.4
Éléonore	—	—	—	10.1
Marigold	12.9	2.8	(4.9)	3.8
Luismin	27.7	8.0	(2.9)	56.8
El Sauzal	50.8	26.8	13.5	0.7
Peñasquito	—	—	—	96.3
Alumbrera	154.8	18.2	69.6	2.5
La Coipa	38.2	6.4	16.5	0.8
Wharf	8.8	1.4	2.1	3.6
Marlin	43.8	10.0	17.6	7.7
San Martin	9.5	0.7	2.2	—
Peak (note 5)	4.2	—	0.6	—
Pueblo Viejo	—	—	—	—
Silver Wheaton	41.5	7.2	20.0	—
Terrane	—	—	(1.4)	3.1
Other (1)	(5.5)	0.9	(37.9)	0.3

Total	$567.0	$114.4	$152.4	$224.5

	Six Months Ended June 30, 2007
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests	Total assets

Red Lake	$229.9	$39.8	$100.5	$47.8	$1,603.3
Porcupine	50.3	11.9	4.5	13.0	274.5
Musselwhite	49.0	8.5	4.4	9.2	238.7
Éléonore	—	—	—	16.3	725.6
Marigold	22.4	5.2	(5.9)	4.5	533.3
Luismin	65.5	18.8	6.5	89.8	1,629.5
El Sauzal	94.9	50.7	25.2	1.7	1,052.2
Peñasquito	—	—	—	142.2	8,017.1
Alumbrera	259.1	34.1	91.7	6.6	865.1
Amapari (note 5)	18.3	0.4	2.8	1.1	—
La Coipa	69.6	12.5	31.6	1.4	277.8
Wharf	19.5	2.6	6.1	5.3	46.2
Marlin	85.4	19.4	34.0	11.5	1,279.4
San Martin	17.1	1.4	3.8	—	16.1
Peak (note 5)	18.9	0.1	7.7	9.2	—
Pueblo Viejo	—	—	—	—	98.9
Silver Wheaton	85.6	14.3	41.7	—	823.7
Terrane	—	—	(2.9)	5.8	187.9
Other (1)	(12.9)	1.5	(58.8)	0.5	68.9

Total	$1,072.6	$221.2	$292.9	$365.9	$17,738.2

(1)	Includes cost of sales from silver sales in Luismin and Corporate activities.
GOLDCORP     |     49

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

	Three Months Ended June 30, 2006
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests
Red Lake	$93.8	$9.5	$53.5	$25.7
Porcupine	15.3	2.2	3.4	3.3
Musselwhite	15.1	2.3	1.9	1.6
Éléonore	—	—	—	3.5
Luismin	44.1	12.6	13.3	49.1
Alumbrera	230.0	24.4	143.5	5.2
Amapari	12.3	3.8	(6.7)	3.3
La Coipa	10.4	5.1	(1.5)	0.4
Wharf	9.7	2.3	1.8	0.1
Peak	22.9	3.7	7.1	3.1
Silver Wheaton	47.4	7.0	24.3	—
Other	(9.5)	0.3	(21.1)	1.3

Total	$491.5	$73.2	$219.5	$96.6

	Six Months Ended June 30, 2006
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests	Total assets

Red Lake	$161.2	$14.4	$97.8	$44.0	$1,005.1
Porcupine	15.3	2.2	3.4	3.3	152.0
Musselwhite	15.1	2.3	1.9	1.6	216.7
Éléonore	—	—	—	3.5	704.6
Luismin	78.3	21.6	22.3	86.5	1,484.1
Alumbrera	354.9	43.1	221.9	7.2	981.0
Amapari	24.9	7.5	(9.7)	9.0	295.2
La Coipa	10.4	5.1	(1.5)	0.4	381.5
Wharf	17.0	3.6	3.8	0.2	29.4
Peak	45.5	8.4	14.2	6.4	191.9
Pueblo Viejo	—	—	—	—	188.9
Silver Wheaton	73.1	10.4	35.7	—	750.6
Canadian exploration propertie	s -	—	—	—	161.3
Other	(18.0)	0.3	(29.7)	1.3	427.2

Total	$777.7	$118.9	$360.1	$163.4	$6,969.5

15.	COMMITMENTS
Commitments exist for capital expenditures of approximately $450.6 million, of which $358.7 million relates to Peñasquito.
50      |       GOLDCORP

Second Quarter Report – 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited

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GOLDCORP     |     51